Filed pursuant to Rule 433

May 21, 2019

Relating to

Preliminary Prospectus Supplement dated May 21, 2019 to

Prospectus dated March 25, 2019

Registration Statement No. 333-213765-06

Piedmont Natural Gas Company, Inc.

$600,000,000 3.50% Senior Notes due 2029

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc.

Trade Date:	May 21, 2019

Settlement Date:	May 24, 2019; T+3

Ratings (Moody’s/S&P)*:	A3 (Stable)/A- (Negative)

Security Description:	3.50% Senior Notes due 2029 (the “Notes”)

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2019

Principal Amount:	$600,000,000

Maturity Date:	June 1, 2029

Price to Public:	99.748% per Note, plus accrued interest, if any, from May 24, 2019

Coupon:	3.50%

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price:	99-16+

Benchmark Treasury Yield:	2.430%

Spread to Benchmark Treasury:	+110 bps

Yield to Maturity:	3.530%

Redemption Provisions/ Make-Whole Call:

At any time before March 1, 2029 (which is the date that is three months prior to maturity of the Notes (the “Par Call Date”)), the issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

Par Call:

At any time on or after the Par Call Date, the issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	720186 AL9 / US720186AL95

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC BB&T Capital Markets, a division of BB&T Securities, LLC Regions Securities LLC

Junior Co-Managers:	Academy Securities, Inc. Drexel Hamilton, LLC Mischler Financial Group, Inc.

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.